Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Launches eCommerce Store for Accessory Sales

Offerings include parts and accessories for network maintenance, feature and capacity upgrades, and Harmony Radio Lite

Ottawa, Canada, March 30, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) today announced it has launched a new online eCommerce store to better serve its customers, and to streamline the ordering and delivery of parts and accessories essential to the maintenance of networks employing the company’s industry leading microwave radios.  The launch of the eCommerce store opens a complementary sales channel to the company’s strong distributor and reseller network, which continues to represent the majority of DragonWave sales.

The newly launched eCommerce store is accessible from the DragonWave homepage, and provides a single access point for global customers to more easily order extended technology features and capacity upgrades, as well as place orders for DragonWave’s Harmony Radio Lite.

“In today’s competitive arena mobile operators are faced with the challenge of providing reliable and outstanding service to their customers at a time when capacity demand is growing exponentially, making network maintenance and augmentation crucial to operational efficiency,” said Greg Friesen, vice president, Product Management, DragonWave. “The new eCommerce store complements our existing sales channels and provides a means for our customers to more quickly resolve network issues, turn up higher capacity service, and ensure quality of service for their mobile users.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Media Contact:	Investor Contact:
Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext. 2262	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024	Peter Allen President & CEO DragonWave Inc. Investor@dragonwaveinc.com Tel: 613-599-9991 ext. 2222